                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 11-K


[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (FEE REQUIRED)


                  For the fiscal year ended: December 31, 1999

                                       OR


[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)


For the transition period from ________ to ________


Commission File Number:  1-9195


A. Full title of the plan and the address of the plan, if different from that of the issuer names below:


                       KAUFMAN AND BROAD HOME CORPORATION
                              AMENDED AND RESTATED
                               401(K) SAVINGS PLAN


B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:


                       KAUFMAN AND BROAD HOME CORPORATION
                            10990 WILSHIRE BOULEVARD
                          LOS ANGELES, CALIFORNIA 90024

                       KAUFMAN AND BROAD HOME CORPORATION
                    AMENDED AND RESTATED 401(K) SAVINGS PLAN





             Audited Financial Statements and Supplemental Schedule




                     Years ended December 31, 1999 and 1998

                         Report of Independent Auditors

To the Administrative Committee, as Plan Administrator of the Kaufman and Broad Home Corporation Amended and Restated 401(k) Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Kaufman and Broad Home Corporation Amended and Restated 401(k) Savings Plan (the Plan) as of December 31, 1999 and 1998, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1999 and 1998, and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets held for investment purposes at December 31, 1999 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.



June 9, 2000                                            /s/ ERNST & YOUNG LLP

                       KAUFMAN AND BROAD HOME CORPORATION
                    AMENDED AND RESTATED 401(K) SAVINGS PLAN
                 ----------------------------------------------


INDEX TO AUDITED FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE             PAGE
--------------------------------------------------------------------------------
Report of Independent Auditors                                                 2

Audited Financial Statements:

       Statements of Net Assets Available for Benefits at
       December 31, 1999 and 1998                                              3

       Statements of Changes in Net Assets Available for
       Benefits for the years ended December 31, 1999 and 1998                 4

       Notes to Financial Statements                                           5

Supplemental Schedule:

       Schedule H, line 4i - Schedule of Assets Held for
       Investment Purposes at End of Year at December 31, 1999                10

                       KAUFMAN AND BROAD HOME CORPORATION
                    AMENDED AND RESTATED 401(K) SAVINGS PLAN

                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS



                                                         December 31,
                                                  -------------------------
                                                  1999                 1998
                                                  ----                 ----
ASSETS:
       Investments, at fair value (Note 4)      $ 56,610,152      $ 42,518,884


LIABILITIES
       Other Liabilities                           1,039,000)       (1,026,800)
                                                ------------      ------------

NET ASSETS AVAILABLE FOR BENEFITS               $ 55,571,152      $ 41,492,084
                                                ============      ============



                             See accompanying notes.

                       KAUFMAN AND BROAD HOME CORPORATION
                    AMENDED AND RESTATED 401(K) SAVINGS PLAN

           STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS


                                                    Years Ended December 31,
                                                    ------------------------
                                                    1999              1998
                                                    ----              ----
ADDITIONS TO NET ASSETS AVAILABLE
      FOR BENEFITS ATTRIBUTED TO:

      Contributions from:

         Plan Participants                    $  7,277,006       $  5,441,237

         Rollover Contribution from
            General Homes 401(k)                 3,134,971                 --

         Employer                                4,229,883          3,150,487
                                              ------------       ------------
                                                14,641,860          8,591,724
         Forfeitures                              (614,200)          (612,800)
                                              ------------       ------------
             Net contributions                  14,027,660          7,978,924
                                              ------------       ------------
      Investment income:
         Interest and dividends                  4,750,522          2,571,346

         Net appreciation in fair value
             of investments                      3,592,613          4,049,930
                                              ------------       ------------
                                                 8,343,135          6,621,276
                                                 ---------          ---------
      Total additions                           22,370,795         14,600,200
                                                ----------         ----------

DEDUCTIONS FROM NET ASSETS AVAILABLE FOR
      BENEFITS ATTRIBUTED TO:

      Benefits paid to participants             (8,291,727)        (6,071,530)
                                              ------------       ------------

NET INCREASE IN NET ASSETS AVAILABLE FOR
      BENEFITS DURING THE YEAR                  14,079,068          8,528,670

NET ASSETS AVAILABLE FOR BENEFITS:
      Beginning of year                         41,492,084         32,963,414
                                              ------------       ------------

      End of year                             $ 55,571,152       $ 41,492,084
                                              ============       ============


                             See accompanying notes.

                       KAUFMAN AND BROAD HOME CORPORATION
                    AMENDED AND RESTATED 401(K) SAVINGS PLAN

                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 1999


1.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

        The financial statements of the Kaufman and Broad Home Corporation Amended and Restated 401(k) Savings Plan (the "Plan") are prepared on an accrual basis. Investment income is recorded as earned. Distributions of the Plan benefits to withdrawing participants are recorded when distributed. Expenses incurred in the administration of the Plan are paid by Kaufman and Broad Home Corporation (the "Company" and Plan Sponsor").

        The financial statements are based on information provided to the Company and certified as complete and accurate by Fidelity Trust Management Company (the "Trustee"). Certain adjustments have been made to the financial statements provided by the Trustee in order for them to conform to the accrual basis of accounting. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

        Included in investments are amounts allocated to accounts of persons who have requested payment of their account balances due to termination, retirement, or death. Such amounts are classified as components of net assets available for plan benefits at December 31, 1999 and 1998 in the amounts of $2,652,378 and $1,848,300, respectively.

2.      DIFFERENCES BETWEEN FINANCIAL STATEMENTS AND FORM 5500

        The following is a reconciliation of net assets available for plan benefits between the financial statements and the Form 5500:


                                                        December 31,
                                                   -------------------------
                                                   1999                1998
                                                   ----                ----

Net assets available for plan benefits
   per financial statements                    $ 55,571,152       $ 41,492,084

Liability recorded in the Form 5500 for
   amounts due to withdrawn participants        (2,652,378)        (1,848,300)
                                                 ----------         ----------

Net assets available for plan benefits
    per the Form 5500                          $ 52,918,774       $ 39,643,784
                                               ============       ============


        The following is a reconciliation of benefits paid to participants between the financial statements and Form 5500:

                                                Years Ended December 31,
                                               1999               1998
                                               ----               ----

Benefits paid to participants
    per the financial statements           $ 8,291,727       $ 6,071,530

Add:  Amounts related to withdrawn
    participants at year end                 2,652,378         1,848,300

Less:  Amounts related to withdrawn
    participants from previous year         (1,848,300)       (1,237,800)
                                            ----------        ----------

Benefits paid to participants per the
    Form 5500                              $ 9,095,805       $ 6,682,030
                                           ===========       ===========


3.      GENERAL DESCRIPTION OF THE PLAN

        The Plan is a defined contribution plan whereby salaried employees of the Company are eligible to enroll in the Plan on January 1, April 1, July 1 or October 1 following the completion of 1,000 hours of service with the Company computed from the date of employment, or full-time employment for six months.

        Participants electing to participate in the Plan may contribute up to 10% of their annual compensation, on a pretax basis, by means of salary reduction. Participants may also contribute up to an additional 9% of their annual compensation, on an after tax basis, also by means of salary reduction. All contributions must be in whole percentages. Pretax contributions are eligible for tax deferred treatment up to the limits provided by the Tax Reform Act of 1986, as adjusted for cost of living.

        Unless otherwise elected by the Board of Directors, the Company will match the participant's pretax contribution up to 6% of annual base salary (determined without regard to bonuses and a maximum of $50,000 of regular earnings for commission employees). Company matching contributions and related investment income vest to participants over five years.

        Plan assets are held by Fidelity Investments. Plan participants may direct the investment of their funds among one or more of the several fund options offered by the Plan.

        Terminating participants may elect (with spousal consent) to withdraw their contributions, vested Company contributions and related investment income as a lump sum payment. In the absence of a valid election, the participant's vested benefits will be distributed in the form of a Qualified Joint and Survivor Annuity or a Qualified Preretirement Survivor Annuity, or in a lump sum if the actuarial equivalent is not more than $5,000.

        Nonvested Company contributions are forfeited and used by the Company to reduce future employer contributions.

        The Plan allows participant loans and hardship withdrawals subject to certain limitations.

        In the event of Plan termination, benefits of all affected participants, if not already so, shall become 100% vested and nonforfeitable.

4.      INVESTMENTS

        Investments are valued at fair value, which is determined daily by Fidelity through reference to published market information using closing prices on the valuation date.

        The fair value of the Plan's investments at December 31, 1999 and 1998 and the appreciation (depreciation) of the Plan's investments (including investments bought, sold and held during the year) during the years ended December 31, 1999 and 1998, were as follows:

                                          Net Appreciation
                                         (Depreciation) in
                                         Fair Value During             Fair Value at
                                              1999                   December 31, 1999
                                         -----------------           -----------------
Investment Fund:
     Strong Growth                         $ 1,102,829                 $ 4,081,133
     Templeton Dev. Mkts                       195,573                     729,819
     Kaufman and Broad Stock                   (55,001)                  1,622,141
     Fidelity Magellan                       1,907,067                  17,103,279
     Fidelity Contrafund                       417,951                   8,104,716
     Fidelity Equity Income                   (220,359)                  7,791,669
     Fidelity Intermediate Bond               (114,028)                  2,282,162
     Fidelity Overseas                         196,681                     940,601
     Fidelity Asset Manager                    176,418                   3,371,928
     Fidelity Low-Priced Stock                 (14,518)                  1,712,732
     Fidelity Retirement Money Market               --                   7,483,622
Participant Loans                                   --                   1,386,350
                                           -----------                 -----------
                      Total                $ 3,592,613                 $56,610,152
                                           ===========                 ===========



                                            Net Appreciation
                                            (Depreciation) in
                                            Fair Value During       Fair Value at
                                                1998                December 31, 1998
                                            -----------------       -----------------
Investment Fund:
     Strong Growth                         $   180,236                $   830,022
     Templeton Dev. Mkts                       (84,124)                   275,873
     Kaufman and Broad Stock                    67,171                    790,393
     Fidelity Magellan                       2,689,150                 13,409,477
     Fidelity Contrafund                       957,508                  6,499,042
     Fidelity Equity Income                    436,757                  7,953,691
     Fidelity Intermediate Bond                 17,005                  2,834,767
     Fidelity Overseas                          (3,766)                   361,350
     Fidelity Asset Manager                   (104,443)                 2,772,576
     Fidelity Low-Priced Stock                (105,564)                 1,426,783
     Fidelity Retirement Money Market               --                  4,278,147
Participant Loans                                   --                  1,086,763
                                           -----------                -----------
                      Total                $ 4,049,930                $42,518,884
                                           ===========                ===========

                       KAUFMAN AND BROAD HOME CORPORATION
                    AMENDED AND RESTATED 401(K) SAVINGS PLAN




5.      TAX STATUS OF THE PLAN

        The Plan has received a determination letter from the Internal Revenue Service dated May 7, 1991, stating that the Plan is qualified, in form, under Section 401(a) of the Internal revenue Code (the "Code") and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

                       KAUFMAN AND BROAD HOME CORPORATION
                    AMENDED AND RESTATED 401(K) SAVINGS PLAN

          SCHEDULE H, LINE 4I - SCHEDULE OF ASSETS HELD FOR INVESTMENT
                  PURPOSES AT END OF YEAR AT DECEMBER 31, 1999



Investment Description                                             Shares         Cost           Current Value
--------------------------------------------------------------------------------------------------------------
Strong Capital Management - Strong Growth Fund                     114,446      $ 3,085,155      $ 4,081,133
Franklin Templeton - Templeton Developing Markets Trust I           46,753          571,390          729,819
Kaufman and Broad Home Corporation(*) Common Stock                  62,561        1,628,888        1,622,141
Fidelity(*) Mutual Funds:
  Magellan Fund                                                    125,180       15,404,081       17,103,279
  Contrafund                                                       135,034        7,825,529        8,104,716
  Equity Income Fund                                               145,693        8,132,402        7,791,669
  Intermediate Bond Fund                                           233,828        2,375,789        2,282,162
  Overseas                                                          19,592          765,796          940,601
  Asset Manager Fund                                               183,456        3,217,386        3,371,928
  Low-Priced Stock                                                  75,651        1,720,375        1,712,732
  Retirement Money Market Fund                                   7,483,622        7,483,622        7,483,622
Participant(*) Loans 6% to 10% interest rates                                            --        1,386,350
           -         -     --                                                                      ---------
                                                                                                 $56,610,152
                                                                                                 ===========

*Party-in-interest to the Plan

                                   SIGNATURES


        Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                            Kaufman and Broad Home Corporation
                                            Amended and Restated
                                            401(k) Savings Plan






Dated:  June 29, 2000               by: /s/ Cory Cohen
                                       ----------------------
                                        Cory Cohen
                                        Vice President of Tax

                                  EXHIBIT INDEX


                                                                  SEQUENTIALLY
EXHIBIT NO.           DESCRIPTION                                NUMBERED PAGE

23.1                  Independent Auditor's Consent